Exhibit 4(c)(v)

SIX CONTINENTS PLC	Telephone:	+44 (0)20 7409 1919
20 North Audley Street	Facsimile:	+44 (0)20 7409 8507
London
W1K 6WN

www.sixcontinents.com

12th February 2003

Sir Ian Prosser
230 Bickenhall Mansions
Bickenhall Street
London
W1H 3DD

Dear Sir Ian

Chairmanship

This document sets out the terms of your appointment as a non-executive director and Chairman of InterContinental Hotels Group plc (“the Company”) with effect from 6 July 2003 subject to the condition precedent set out below. Your position as director and Chairman are coterminous. You will be an office-holder and not an employee.

Condition Precedent
The appointment shall only come into effect if your employment with the Company terminates on 5 July 2003 by reason of your reaching your normal retirement date.

Appointment
You will hold this appointment in accordance with, and subject to, the Company’s Articles of Association as varied from time to time (the “Articles”) and in particular your appointment is subject to the provisions of the Articles dealing with retirement of directors by rotation, disqualification from office, or other vacation of office. Nothing in this letter shall be taken to exclude or vary the terms of the Articles as they apply to you as a director of the Company.

Duties
During the term of your appointment you will perform the duties expected of a non-executive Chairman of a UK public limited company whose shares are traded on the London Stock Exchange plc and in particular you will:

•	seek to achieve the creation of a new hotel company as a successful independent entity (if the shareholders resolve to demerge the Company’s retail business);

•	attend and chair meetings of the board of directors of the Company (the “Board”) and be responsible generally for the working of the Board and the effective operation of all committees of the Board;

Six Continents PLC Registered in England Number 913450 Registered office: 20 North Audley Street London W1K 6WN

•	attend and chair any annual general meeting of the Company and any extraordinary or other general meeting of shareholders;

•	provide support and guidance to the Company’s Chief Executive and ensure a smooth handover to your successor; and

•	at all times act in the best interests of the Company and all Group Companies.

You will devote such time as is necessary to perform the above duties and it is anticipated that this is unlikely to be less than three days per week (other than reasonable holidays).

Term of Appointment
It is agreed that your appointment will automatically terminate on 31 December 2003. However, as noted the term of your appointment is subject to the Articles. Accordingly, it may be terminated before that date, without liability on the part of the Company, in accordance with the provisions of the Articles dealing with retirement by rotation, disqualification from office, or other vacation from office. In addition, it may be terminated without liability on the part of the Company by summary notice if you breach any of the terms of this letter.

Fees
Your gross fees will be at the rate of £400,000 per annum and will accrue from day to day. They will be payable monthly in arrears and subject to such deductions as the Company is required to make.

You and your spouse or partner are, of course, in receipt of private medical cover for your lifetime by reason of your previous employment with the Company. Nothing in this letter affects this.

Save as set out in this letter, no remuneration (including, but not limited to, pension, life assurance, shares, share options, bonuses and other incentive arrangements) will be provided as consideration for the performance of your duties.

Expenses
The Company will reimburse you in accordance with the Articles for all reasonable expenses you incur in performing your above duties. Expenses must be claimed monthly in arrears. You may be required to produce relevant receipts and vouchers as evidence of expenditure in accordance with the requirements of the Company.

Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you are required to discuss the issue in advance either with one of the Company’s non-executive directors or the Company Secretary.

Resources
During the term of your appointment you will be provided with an office in London and a secretary for the performance of your duties. You will also be provided with a motor car and chauffeur for business and personal use.

Outside Interests
Careful observance of the law relating to Insider Dealing and of the UK Listing Authority Model Code for Securities is expected. You should inform the senior non-executive director of any proposed dealings in the Company’s securities and receive an acknowledgement before dealing. The Secretary may be consulted on these matters or used as a channel of communication.

All directors must be aware of the need not to hold positions on boards of other companies or have links with or any interest in such companies which might cause a significant conflict of interest. If any position arises which might lead to a conflict of interest it should be declared at the earliest opportunity. In particular, if at any time you are considering taking up a post with any other company in competition with the Company or any Group Company, you must first discuss the matter with the senior non-executive director and must not take up the post without prior Board approval. You agree that, on request, you will provide such information about your business activities as the Company may reasonably require.

Confidential Information
You must not (save only in so far as is reasonably necessary to perform your duties) use, divulge, or allow to be divulged, any trade secrets or other confidential information of the Company or any other Group Company which you have received (whether before or after the date of this letter) and in whatever capacity and you will use your best endeavours to prevent the publication or disclosure of such information by any third party. This provision will continue to apply after the termination of your appointment but will not apply to information which comes into the public domain otherwise than through unauthorised disclosure by you or information which you are required by law to disclose.

Covenants
For the purposes of paragraphs 1 to 5 below the expressions below have the meaning ascribed to them respectively below:

“Competing Enterprise” shall mean any person, corporation, partnership, venture or other entity (“entity”) which engages either in the business of managing, running, leasing, owning or joint venturing at least 50 hotels, the entity’s shares are publicly traded, and the entity has a market capitalisation of not less than one billion bounds sterling (for these purposes “market capitalisation” shall be the aggregate market value of the ordinary shares of such entity);

“Relevant Period” means the period of six months commencing on the date on which your appointment under this letter terminates;

“Restricted Activities” means executive, managerial, directorial, administrative, strategic, business development or supervisory responsibilities and activities relating to all aspects of hotel ownership, hotel management, hotel franchising, or hotel joint-venturing but excluding (a) your employment by a unit of a Competing Enterprise which unit is not itself engaged in Restricted Activities, so long as your duties and responsibilities with respect to such employment is limited to the business of such unit, or (b) your employment by an entity which includes a Competing Enterprise where such Competing Enterprise produces revenues that account for less than 10% of the gross revenues of the entity and such Competing Enterprise is not a material part of your responsibilities.

1	You agree that during the Relevant Period you will not without the prior written consent of the Company:

(i)	become associated with or engage in any Restricted Activities with respect to any Competing Enterprise whether as officer, employee, principal, partner, agent, consultant, independent contractor or shareholder (other than as a holder of not in excess of 1% of the outstanding voting shares of any publicly traded company); and

(ii)	solicit or attempt to solicit for employment with or on behalf of any corporation, partnership, venture or other business entity, any Band 3 or above employee of the Company or any other Group Company (including for this purpose any General Manager of any hotel owned by the Company or any other Group Company).

2	You agree that each of the paragraphs contained in 1 above constitute an entirely separate and independent covenant on your part and the validity of one paragraph shall not be affected by the validity or unenforceability of another.

3	You agree that you will at the request and cost of the Company enter into a direct agreement or undertaking with any Group Company whereby you will accept restrictions and provisions corresponding to the restrictions and provisions above (or such of them as may be reasonable and appropriate in the circumstances) in relation to such activities and for such a period as such company may reasonably require for the protection of its legitimate interests.

4	You agree that having regard to the facts and matters set out above the restrictive covenants contained in 1 above are necessary for the protection of the business and confidential information of the Company and other Group Companies.

5	You and the Company agree that while the restrictions imposed in 1 above are considered necessary for the protection of the Company and other Group Companies it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company’s or any Group Company’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

D&O Insurance
The Company has made available to you a copy of the directors’ and officers’ liability insurance cover it has in place. It is the Company’s intention to maintain appropriate directors’ and officers’ liability insurance but subject to the approval of the Board and having regard to what is available in the insurance market and the cost thereof.

Miscellaneous
 Upon termination of your appointment, for whatever reason and howsoever caused, you agree that you will immediately:

•	deliver to the Company any and all property in your possession or under your control relating to the business or affairs of the Company or any other Group Company (such property will include, but is not limited to, all papers of any description concerning business conducted by the Board and any copies); and

•	resign from any office held at that time with the Company (including your directorship with the Company if it has not already terminated pursuant to a provision of the Articles) or with any other Group Company and you hereby irrevocably appoint any person who is a director of the Company at the relevant time as your attorney in your name and on your behalf to sign any document and perform any act necessary to effect each such resignation should you fail to do so.

As you are aware, the Company is required to make various disclosures and declarations under the Listing Rules. You will be required to provide such information as is necessary for the Company to comply with these requirements.

It is agreed that this letter supersedes any previous written or oral agreements with you concerning the matters dealt with in this letter, and that this letter contains the whole agreement between you and the Company relating to its subject matter at today’s date except for terms implied by law. By agreeing to the terms of this letter you acknowledge that you have not been induced to agree to the terms of this letter by any representation, warranty or undertaking not set out in it.

For the purposes of this letter “Group Company” means the Company, its ultimate holding company for the time being and any subsidiaries or associated companies for the time being of such companies. (Holding Company and subsidiary have the same meanings as in s736 of the Companies Act 1985 and associated company is a company having an ordinary share capital (as defined in section 832 of the Income and Corporation taxes Act 1988) of which not less than 10 per cent is owned directly or indirectly by the Company applying the provisions of section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership; and/or a holding company (as defined in section 736 of the Companies Act 1985) of the Company; and/or a subsidiary as defined in section 736 of the Companies act 1985) of any such holding company other than the Company; and/or any other company on behalf of which the Executive carries out duties at the request of the Company; and/or any other company to which any company in the Group renders managerial or administrative services in the ordinary course of its business).

Please signify your agreement to the above by executing this document as a Deed.

Yours sincerely

For and on behalf of
InterContinental Hotels Group plc

SIGNED as a DEED by the
said in the presence of:

Witness’s signature

Name Address Occupation